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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

MarineMax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

567908108

(CUSIP Number)

February 17, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 567908108	13 G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brunswick Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

		1,861,200
Number of	6.	Shared Voting Power
Shares		-0-
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,861,200
Person
With:	8.	Shared Dispositive Power
		-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A.

11.	Percent of Class Represented by Amount In Row (9) 12%

12.	Type of Reporting Person (See Instructions) CO

CUSIP: 567908108

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:
MarineMax, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

18165 US Highway North, Suite 499
Clearwater, FL 33764

Item 2(a)	Name of Person(s) Filing:
Brunswick Corporation

Item 2(b)	Address of Principal Business Office or, if none, Residence:
1 N. Field Court
Lake Forest, IL 60045-4811

Item 2(c)	Citizenship:N/A

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
567908108

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,861,200

(b)	Percent of class: 12%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,861,200

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,861,200

(iv)	Shared power to dispose or to direct the disposition of: -0-

The acquisition of the shares of common stock described in this Schedule 13G was initially reported on a Schedule 13D filed with the SEC on June 29, 1998 (the “1998 Schedule 13D”). This Schedule 13G, which shall be deemed to amend the 1998 Schedule 13D, is being filed to report a decrease in Brunswick’s ownership percentage of MarineMax, Inc. common stock as a result of the issuance of additional common stock by MarineMax, Inc.

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CUSIP: 567908108

Item 5	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRUNSWICK CORPORATION

	By: Name: Title:	/s/ Marschall I. Smith Marschall I. Smith Vice President, General Counsel and Secretary

Date: February 17, 2004

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